Exhibit 1

SHARE SALE AND PURCHASE AGREEMENT

dated 31 July 2004 between

(1)                                  Vitonas Investments Limited (address: 3 Chrysanthou Mylona, Limassol, PC3030, Cyprus, represented by Tibor Veres, registration number: HE 111437) (the “Seller”); and

(2)                                  Fleminghouse Investments Limited (address: 3 Chrysanthou Mylona, Limassol, PC3030, Cyprus, represented by Gordon Bajnai and Gyula Gansperger, registration number: HE 146 593) (the “Purchaser”);

(the Seller and the Purchaser are the “Parties”)

under the following terms and conditions.

1                                         THE SHARES

1.1         The Seller is the owner of 522.054 (five hundred twenty-two thousand fifty-four) shares (the “Shares”) of common stock of Euroweb International Corp., a Delaware corporation (ISIN: US2988014088)  (the “Company”). The Shares are represented by a physical certificate (certificate #: EIC00171), currently held at SASI, at the account of Concorde Securities Limited (account number: 96182321), acting as a custodian for the Seller.

1.2         The Purchaser acknowledges that the Seller entered into the following agreements in respect of the Shares:

1.2.1                        a registration rights agreement dated 1 June 2004, concluded among the Seller, the Company, Certus Kft and Rumed Kft (the “Registration Rights Agreement”);

1.2.2                        a custodian agreement dated 1 June 2004, concluded between the Seller and Concorde Securities Limited (the “Custodian Agreement”).

2                                         SALE AND PURCHASE

2.1         By executing this Agreement the Seller sells and the Purchaser purchases the Shares with all rights attached thereto, including the right to dividends, for an aggregate purchase price of USD 2.312.699,22 (two million three hundred twelve thousand and six hundred ninety-nine point twenty-two United States dollars) (the “Purchase Price”)(USD 4,43 per Share). The Purchase Price of the Shares shall be paid by the Purchaser to the Seller by no later than 31 December 2004.

2.2         The Parties agree that title to the Shares shall pass simultaneously with the execution of this Agreement.

2.3         The Parties undertake to execute all documents that are required to effect the transfer of the Shares from the Seller to the Purchaser. Further, the Seller undertakes to assist the Purchaser in any and all filing obligations relating to the Shares.

3                                         REPRESENTATIONS AND WARRANTIES

The Seller represents and warrants to the Purchaser that as at the date of this Agreement the Shares are in its exclusive ownership and are paid in full; further, the Shares are free from any litigation, claim, mortgage, pledge, liens and other encumbrances save for the restrictions set out in the Agreements described in Section 1.2 above.

4                                         MISCELLANEOUS

4.1                                 Each Party shall be responsible for and pay all their respective costs and expenses incurred in connection with the transactions contemplated hereby. The Parties agree to use their best reasonable endeavours in the interest of minimizing the transaction costs and expenses.

4.2                                 Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by the Permanent Arbitral Tribunal attached to the Hungarian Chamber of Commerce and Industry in accordance with its own Arbitration Rules as at present in force. The place of arbitration shall be Budapest, Hungary. English language shall be used throughout the arbitral proceedings. The Parties waive their right to any form of appeal or recourse from such arbitral proceedings to a court of law or other judicial authority. This Agreement shall be governed by and construed in accordance with the laws of the Republic of Hungary.

4.3                                 Any notice or other communication to be given or made under this Agreement to the Parties shall be in writing. Except as otherwise provided in this Agreement, such notice or other communication shall be deemed to have been duly given if it is made to the Party’s address specified at the description of the Parties or at such other address as such Party shall have designated by notice to the Party making such notice. The date of delivery shall be, if hand delivered, on the date of such delivery, if sent by certified or registered mail, on the date of receipt specified in any return receipt or in case of unsuccessful delivery on the 5th day following the second unsuccessful delivery attempt, if sent by facsimile or other similar form of telecommunications (with receipt confirmed), on the working day on which such transmission takes place.

4.4                                 This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements.

4.5                                 The Parties shall keep and shall cause their respective employees, representatives and agents, to keep the provisions of this Agreement confidential and shall make no disclosure thereof to any person, without the prior written consent of the other Party.

4.6                                 Unless otherwise required by law, no news release or other public announcement pertaining to the transactions contemplated by this Agreement will be made by or on behalf of any of the Parties hereto without the prior approval of the other Parties, which approval shall not be unreasonably withheld.

4.7                                 This Agreement has been executed in the English language, which shall be the binding and controlling language for all matters relating to the meaning or interpretation of this Agreement.

4.8                                 This Agreement has been executed in 2 (two) numbers of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument.

4.9                                 If at any time any provision of this Agreement is or becomes invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

Having read and understood it, the Parties executed this Agreement on the date first hereinabove written.

/s/ Tibor Veres	/s/ Gordon Bajnai and Gyula Gansperger
Tibor Veres	Gordon Bajnai and Gyula Gansperger
Vitonas Investments Limited	Fleminghouse Investments Limited
the Seller	the Purchaser

ADDENDUM:

Csaba Törõ, the Chief Executive Officer of Euroweb International Corp. (the “Company”), for and on behalf of the Company hereby declares that the Company provides its prior written consent to the sale of the shares of the Company from Vitonas Investments Limited to Fleminghouse Investments Limited.

/s/ Csaba Törõ
Csaba Törõ, CEO
Euroweb International Corporation